Exhibit 99.3

Execution Version

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

BY AND AMONG

SYMPHONY PARTNERS, LLC,

WR BERKLEY & OTHERS LLC,

AND

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED

DATED AS OF MARCH 4, 2026

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND INTERPRETATION 1

Section 1.1   Definitions 1
Section 1.2   Interpretation and Construction 6

ARTICLE II GENERAL PROVISIONS 7

Section 2.1   Formation of the Company 7
Section 2.2   Name 7
Section 2.3   Purpose; Power 7
Section 2.4   Registered Office and Registered Agent; Principal Office. 8
Section 2.5   Fiscal Year 8
Section 2.6   Relationship 8
Section 2.7   Title to Company Assets 8
Section 2.8   Authority 8
Section 2.9   Other Activities; Corporate Opportunities 9
Section 2.10   Liability of Members. 9
Section 2.11   Conduct of Business 10

ARTICLE III MEMBERS; MEMBERSHIP INTERESTS; MEMBER VOTING 10

Section 3.1   Members 10
Section 3.2   Admission and Withdrawal 10
Section 3.3   Membership Interests. 10
Section 3.4   Certificates for Membership Interests 10
Section 3.5   Member Exercise of Rights 11
Section 3.6   Member Meetings. 11
Section 3.7   Member Voting. 12

ARTICLE IV CAPITAL CONTRIBUTIONS; DISTRIBUTIONS 12

Section 4.1   Capital Contributions 12
Section 4.2   No Withdrawals 12
Section 4.3   Interest 12
Section 4.4   Loans From Members 12
Section 4.5   Distributions 12
Section 4.6   Withholding 12

ARTICLE V MANAGEMENT OF BUSINESS; BOARD OF DIRECTORS 13

Section 5.1   Management of Business 13

Section 5.2   Board Composition; Director Appointment.. 13
Section 5.3   Directors; Term.. 13
Section 5.4   Chairperson 13
Section 5.5   Director Compensation and Expenses 13
Section 5.6   Place of Meetings.. 14
Section 5.7   Regular Meetings 14
Section 5.8   Special Meetings 14
Section 5.9   Quorum of the Board 15
Section 5.10   Actions of the Board 15
Section 5.11   Action by Written Consent 15
Section 5.12   Voting of the Shares; Tender Offers. 15
Section 5.13   Fiduciary Duties... 16
Section 5.14   Strategic Discussions 17

ARTICLE VI TRANSFER RESTRICTIONS.. 17

Section 6.1   Restrictions on Transfers of Membership Interests 17
Section 6.2   Transfers 17
Section 6.3   Joinder.. 17
Section 6.4   Effect of Membership Interests in Hands of the Transferee. 18
Section 6.5   Transfer in Violation of Agreement.. 18
Section 6.6   Restrictions on Transfers of Shares 18

ARTICLE VII BOOKS AND RECORDS; FISCAL MATTERS 19

Section 7.1   Bank Accounts; Investments.. 19
Section 7.2   Operation of Company... 19
Section 7.3   Information Rights. 20
Section 7.4   Member Expenses 20
Section 7.5   Company Expenses 21
Section 7.6   Allocation of Company Expenses 21

ARTICLE VIII TERM; DISSOLUTION; WINDING UP 21

Section 8.1   Term.. 21
Section 8.2   Events Causing Dissolution 22
Section 8.3   Effect of Dissolution 22
Section 8.4   Distribution of Company Property and Proceeds of Sale Thereof. 24
Section 8.5   Filing with Delaware Secretary of State 24
Section 8.6   Final Audit 24

ARTICLE IX MISCELLANEOUS 25

Section 9.1   Amendment of Agreement; Waiver... 25

Section 9.2 Notices 25
Section 9.3 Entire Agreement 27
Section 9.4 Governing Law 28
Section 9.5 Negotiation; Mediation 28
Section 9.6 Specific Performance 28
Section 9.7 Waiver of Trial by Jury 29
Section 9.8 Severability 29
Section 9.9 Counterparts 29
Section 9.10 Non-Circumvention 29
Section 9.11 No Third Party Beneficiaries 30
Section 9.12 Binding Effect 30
Section 9.13 Termination of Agreement 30
Section 9.14 Confidentiality 30
Section 9.15 Successors and Assigns 32

ARTICLE X EXCULPATION AND INDEMNIFICATION 32

Section 10.1 Exculpation 32
Section 10.2 Indemnification 32
Section 10.3 Expenses 33
Section 10.4 Period of Indemnity 33
Section 10.5 Notice by Indemnitee 33

Exhibits
Exhibit A   Form of Joinder Agreement

Schedules
Schedule 3.3   Membership Schedule
Schedule 5.2   Directors as of Closing Date
Schedule 5.7   Schedule of Regular Board Meetings
Schedule 6.1(b)   Permitted MSI Transferees

SYMPHONY PARTNERS, LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of Symphony Partners, LLC, a Delaware limited liability company (the "Company"), dated as of March 4, 2026 (the "Closing Date"), is entered into by and among the Company, Mitsui Sumitomo Insurance Company, Limited, a Japanese stock company ("MSI"), and WR Berkley & Others LLC, a Delaware limited liability company ("Family Holdings"), and any other Person(s) subsequently admitted as a Member of the Company in accordance with the terms of this Agreement. The Company and each Member is referred to as a "party" and collectively, the "parties".

RECITALS

WHEREAS, the Company was duly formed under the Act (as defined below) on April 15, 2025;

WHEREAS, on April 17, 2025, the Company and MSI, as the initial member, entered into a limited liability company agreement of the Company (the "Original Agreement"); and

WHEREAS, on March 28, 2025, Family Holdings and MSI entered into that certain Framework Agreement (the "Framework Agreement"), pursuant to which Family Holdings and MSI agreed to enter into the Transactions (as defined therein).

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties amend and restate the Original Agreement in its entirety and agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

"AAA" has the meaning set forth in Section 9.5(b).

"Acceptance Notice" has the meaning set forth in Section 8.3(c).

"Act" means the Delaware Limited Liability Company Act, Title 6 of the Delaware Code, Section 18-101 *et seq.*, as it may be amended from time to time, and any successor to such Act.

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person; provided that, in no event shall Berkley or any of its Subsidiaries be deemed to be Affiliates of Family Holdings or MSI for purposes of this Agreement.

"Agreement" has the meaning set forth in the preamble.

"Berkley" means Berkley, a Delaware corporation.

"Berkley Board" means the board of directors of Berkley.

"Board" means the board of directors of the Company.

"Business Day" means any day other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law to close in the City of New York, New York or Tokyo, Japan.

"Capital Contribution" means the total amount of cash, cash equivalents and other property, if any, contributed to the Company by all the Members or any one Member, as the case may be.

"Certificate of Formation" has the meaning set forth in Section 2.1.

"Chairperson" has the meaning set forth in Section 5.4.

"Closing Date" has the meaning set forth in the preamble.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the preamble.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities or partnership or other ownership interests, by contract or otherwise, while "Controlled by", "Controls", "Controlling" and "under common Control with" have correlative meanings.

"Corporate Opportunity" has the meaning set forth in Section 2.9.

"Director" has the meaning set forth in Section 5.2.

"Family Holdings" has the meaning set forth in the preamble.

"Family Holdings Berkley Directors" has the meaning set forth in Section 5.12(b).

"Family Holdings Directors" has the meaning set forth in Section 5.2.

"Family Holdings Shares" means the Shares that are owned by Family Holdings and its Permitted Transferees and are subject to the terms of this Agreement, as set forth on Schedule 3.3.

"Fiscal Year" has the meaning set forth in Section 2.5.

"FINRA" means the Financial Industry Regulatory Authority, Inc.

"Framework Agreement" has the meaning set forth in the recitals.

"GAAP" means United States generally accepted accounting principles.

"Governmental Entity" means any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission, taxing authority or other governmental, quasi-governmental authority or self-regulatory organization (including FINRA) or instrumentality (in each case whether Federal, state, local, foreign, international or multinational).

"IFRS" means international accounting standards issued by the International Financial Reporting Standards Foundation and the International Accounting Standards Board, as in effect from time to time.

"Joinder Documents" has the meaning set forth in Section 6.3.

"Law" means any Federal, state, local, foreign, international or multinational treaty, constitution, statute or other law, ordinance, rule or regulation.

"Lien" means any mortgage, lien, security interest, pledge, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

"Majority Vote" means, with respect to actions to be taken by Members, the affirmative vote or consent of Members holding at least a majority of the Membership Interests then outstanding and, with respect to actions to be taken by the Board, the affirmative vote or consent of at least a majority of the Directors.

"Member" means any Person that is admitted as a member of the Company or is issued or Transferred Membership Interests in accordance with the terms of this Agreement and executes Joinder Documents; provided that, such term does not include any Person who has ceased to be a Member of the Company.

"Member of the Berkley Family" means each of William R. Berkley, Marjorie J. Berkley, and each lineal descendant of William R. Berkley.

"Membership Interests" has the meaning set forth in Section 3.3(a).

"Membership Percentage" means, with respect to any Member as of any date, the percentage equal to the number of Shares that are owned by such Member and are subject to this Agreement, as set forth on Schedule 3.3, divided by the total number of Family Holdings Shares and MSI Shares.

"MSI" has the meaning set forth in the preamble.

"MSI Berkley Director" has the meaning set forth in Section 5.12(b).

"MSI Directors" has the meaning set forth in Section 5.2.

"MSI Shares" means the Shares that are owned by MSI and its Permitted Transferees, as set forth on Schedule 3.3.

"Negotiation Notice" has the meaning set forth in Section 9.5(a).

"Negotiation Period" has the meaning set forth in Section 9.5(a).

"Notice of Dissolution" means a written notice by a Member of such Member's intention to dissolve the Company pursuant to Section 8.2(e).

"Offer Notice" has the meaning set forth in Section 8.3(b).

"Original Agreement" has the meaning set forth in the recitals.

"Permitted Business" means acting as a forum for (a) determining voting of the Shares by the Members, (b) discussing Person(s) to be designated by MSI pursuant to Section 5.12(b), (c) discussing business and other opportunities for Berkley in the Members' capacity as shareholders of Berkley, it being the intention of the Members that any such discussion shall occur between the Members in their capacities as shareholders of Berkley, and shall not derogate from, or otherwise serve as a forum for discussions that are inconsistent with, the corporate governance processes of Berkley.

"Permitted Family Holdings Transferees" means (a) any Member of the Berkley Family, (b) any trust of which a Member of the Berkley Family is the primary beneficiary or of which Members of the Berkley Family are the primary beneficiaries (a "<u>Berkley Trust</u>"), (<u>c</u>) the estate of any Member of the Berkley Family (a "<u>Berkley Estate</u>"), (<u>d</u>) any entity a majority of the equity interests in which are owned directly or indirectly by any one or more Members of the Berkley Family, Berkley Trusts and Berkley Estates, and (<u>e</u>) any non-profit organization, charitable foundation or organization, or charitable trust (including charitable lead trusts and charitable remainder trusts the only current beneficiaries of which are one or more Permitted Family Holdings Transferees and charitable or non-profit organizations), in each case for which all the funding of such foundation, trust or organization came primarily from one or more other Permitted Family Holdings Transferee.

"<u>Permitted MSI Transferees</u>" means, with respect to MSI, any Affiliate of MSI listed on <u>Schedule 6.1(b)</u>; <u>provided</u> that, in no event shall the Company constitute a "Permitted Transferee" of MSI.

"<u>Permitted Transfer</u>" has the meaning set forth in <u>Section 6.4(b)</u>.

"<u>Permitted Transferees</u>" means, collectively, the Permitted Family Holdings Transferees and the Permitted MSI Transferees.

"<u>Person</u>" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

"<u>Personally Identifiable Information</u>" means Personally Identifiable Information as such term is defined by U.S. state breach notification Laws.

"<u>Proposed Sale</u>" has the meaning set forth in <u>Section 8.3(b)</u>.

"<u>Representatives</u>" has the meaning set forth in <u>Section 9.14</u>.

"<u>Reserved Matters</u>" means each of the following:

(a)   amendments to the organizational documents of the Company;

(b)   material changes to the accounting or tax policies of the Company;

(c)   authorizing the Company or the Company's subsidiaries to undertake any business other than Permitted Business; and

(d)   incurrence of debt by the Company.

"<u>Shares</u>" means the shares of common stock, par value $0.20, of Berkley.

"<u>Subsidiary</u>" means, with respect to any Person, any corporation or other Person, a majority of the outstanding voting securities or other equity or similar ownership interests of which is at that time owned or Controlled, directly or indirectly, by such first Person or one or more of the other Subsidiaries of such first Person or a combination thereof. For clarity, in no event shall Berkley or any of its Subsidiaries be deemed to be Subsidiaries of the Company for purposes of this Agreement.

"<u>Tax</u>" means any Federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value-added, transfer, registration, stamp, premium, excise, customs duties, severance, base erosion (including under Section 59A of the Code), real property, personal property, *ad valorem*, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers' compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

"<u>Tax Return</u>" means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to any Tax.

"<u>Transfer</u>" means any transfer, sale, exchange, assignment, Lien or other disposition (irrespective of whether any of the foregoing is effected with or without consideration, directly or indirectly, voluntarily or involuntarily, by operation of Law or otherwise, or whether *inter vivos* or upon death), including (<u>a</u>) the grant of an option to acquire either or both of the legal or beneficial ownership of a Membership Interest or, as applicable, a Share, (<u>b</u>) any sale or other disposition of any legal or equitable interest in a Membership Interest or, as applicable, a Share (including in each case any voting right attaching to it), (<u>c</u>) any direction (by way of renunciation or otherwise) by a Person entitled to an allotment or issue of that Membership Interest or, as applicable, Share that it be allotted or issued to another Person, (<u>d</u>) any grant of any Lien over that Membership Interest or, as applicable Share and (<u>e</u>) any agreement to effect any of the foregoing. "<u>Transferee</u>" and "<u>Transferor</u>" shall have correlative meanings.

Section 1.2   <u>Interpretation and Construction</u>. Interpretation of this Agreement shall be governed by the following rules of construction: (<u>a</u>) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender, as the context requires; (<u>b</u>) references to the terms "Article", "Section", "Schedule" and "Exhibit" are references to the articles and sections of, and schedules and exhibits to, this Agreement unless otherwise specified; (<u>c</u>) all schedules and exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (<u>d</u>) references to "$" shall mean U.S. dollars; (<u>e</u>) the words "include", "includes", "including" and words of similar import when used in this Agreement shall be deemed to be followed by the words "without limitation", unless otherwise specified; (f) references to "written" or "in writing" include the electronic form; (g) "or" shall be construed in the inclusive sense of "and/or"; (h) the word "will" shall be construed to have the same meaning and effect as the word "shall"; (i) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) the parties hereto have each participated in the negotiation and drafting of this Agreement, and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (k) except to the extent the context otherwise requires, a reference to any Person includes such Person's successors and permitted assigns; (l) references to a statute, rule or regulation refer to such statute, rule or regulation as amended, modified or supplemented from time to time and include any successor legislation thereto and, in the case of any statute, any rules and regulations promulgated thereunder; (m) references to any agreement or contract are to that agreement or contract as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof; (n) any reference to "days" means calendar days unless Business Days are expressly specified; and (o) when calculating the period of time before which, within which or following which any act is to be done, or any step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

ARTICLE II

GENERAL PROVISIONS

Section 2.1   Formation of the Company. The Company has been organized as a Delaware limited liability company under and pursuant to the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of Delaware as required by the Act (as may be amended from time to time, the "Certificate of Formation") and shall be continued in accordance with this Agreement.

Section 2.2   Name. The name of the Company is "Symphony Partners, LLC" until such time, if any, that the Board selects another name; provided that, such name shall contain the words "Limited Liability Company" or the letters "LLC" or the abbreviation "L.L.C." or the equivalent translation thereof. In the case of a change of name of the Company pursuant to this Section 2.2, specific references herein to the name of the Company shall be deemed to have been amended to the name as so changed.

Section 2.3   Purpose; Power. The Company has been formed for the object and purpose, and the nature of the business to be conducted and promoted by the Company is, the Permitted Business and any and all activities necessary, desirable or incidental to the Permitted Business. Subject to any limitations set forth in this Agreement, the Company shall have the power and authority to take any and all actions that limited liability companies may take under the Act that are necessary, appropriate, incidental or convenient to or for the furtherance of the foregoing purpose.

Section 2.4   Registered Office and Registered Agent; Principal Office.

(a)   The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board designates from time to time in the manner provided by the Act.

(b)   The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board designates from time to time in the manner provided by the Act.

(c)   The principal office of the Company shall be at c/o Mitsui Sumitomo Insurance, Ltd. 9, Kanda-Surugadai 3-Chome, Chiyoda-ku, Tokyo, 101-8011, Japan or at such place as the Board designates from time to time, which need not be in the State of Delaware, and the Company shall maintain records there for inspection as required by the Act.

Section 2.5   Fiscal Year. The fiscal year ("Fiscal Year") of the Company shall be the calendar year or, in the case of the last Fiscal Year of the Company, the fraction of the calendar year ending on the date on which the winding-up of the Company is completed.

Section 2.6   Relationship. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes, and this Agreement may not be construed to suggest otherwise. Nothing contained in this Agreement nor any act of the parties hereto shall be deemed or construed by the parties hereto or any other Person as creating a relationship of principal and agent, partnership, joint venture or similar relationship between or among the parties hereto.

Section 2.7   Title to Company Assets. Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity. Title to any or all of the Company's assets shall be held in the name of the Company, and no Member, Director or officer of the Company shall have any ownership interest in such Company assets. All Company assets shall be recorded as the property of the Company in its books and records.

Section 2.8   Authority. Neither the Members, nor any Director, by reason of the Member's or Director's status as such, shall have any authority to act for or bind the

Company, unless such Member or Director has been authorized to act as an agent of the Company.

Section 2.9   Other Activities; Corporate Opportunities. Each Member shall be entitled to and may have business interests and engage in activities in addition to those relating to the Company. No Member or Director, solely in their respective capacities as such, shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company or any Member thereof in which such Person may, but for the provisions of this Agreement, have an interest or expectancy ("Corporate Opportunity") and no Member or Director will be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its affiliates or directs, sells, assigns or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. Nothing in this Agreement shall (x) in any way impair or restrict any duty or obligation that any Person has to Berkley or (y), subject to the foregoing clause (x), be deemed to impair, restrict or prohibit MSI or Family Holdings from conducting its business within or outside the United States, including any such businesses that may compete with each other.

Section 2.10   Liability of Members.

(a)   Except as otherwise provided under the Act, the debts, liabilities, contracts and other obligations of the Company (whether arising in contract, tort or otherwise) shall be solely the debts, liabilities, contracts and other obligations of the Company, and no Member in its capacity as such shall be liable personally for any debts, liabilities, contracts or other obligations of: (a) the Company, except to the extent and under the circumstances set forth in any non-waivable provision of the Act or in any separate written instrument signed by the applicable Member or (b) any other Member. No Member shall have any responsibility to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. The agreement set forth in the immediately preceding sentence shall be deemed to be a compromise with the consent of all of the Members for purposes of §18-502(b) of the Act. However, if any court of competent jurisdiction holds or determines in a final, non-appealable order that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such contribution or make any such return, such obligation shall be the obligation of such Member and not of any other Person.

(b)   This Agreement is not intended to, and does not, create or impose any fiduciary duty on the Members with respect to the other Members or the Company. Furthermore, each of the Members and the Company waives any and all fiduciary duties relating to the Company that, absent such waiver, may be implied between a Member and any other Member or the Company, by applicable Law including the Act, and in doing so, acknowledges and agrees that the duties of each Member to each other Member and the

Company (in their capacity as Members of the Company) exist only to the extent of the contractual rights and obligations of the Members expressly set forth in this Agreement. Nothing in this Section 2.10(b) shall in any way impair or restrict any duty or obligation that any Person has to Berkley.

Section 2.11   Conduct of Business. Except as otherwise contemplated by this Agreement, the Company shall preserve intact its current business organization and corporate existence and maintain all material licenses, permits, consents, approvals, registrations and other authorizations from any Governmental Entity which are required or necessary for the conduct of its business as conducted from time to time.

ARTICLE III

MEMBERS; MEMBERSHIP INTERESTS; MEMBER VOTING

Section 3.1   Members. As of the Closing Date, Family Holdings and MSI are Members of the Company. The names and addresses of the Members are set forth on Schedule 3.3.

Section 3.2   Admission and Withdrawal. No new Members (other than any Transferee admitted as a substitute Member pursuant to Section 6.2 and satisfying the requirements of Section 6.4) may be admitted to, and no Member may withdraw from, the Company, without the unanimous written consent of the Members. The Company shall update Schedule 3.3 to reflect such admissions and withdrawals.

Section 3.3   Membership Interests.

(a)   The Company shall have one class of limited liability company interests (the "Membership Interests"), which shall have equal rights and preferences. The rights, privileges, interests, duties and obligations of the holders of the Membership Interests with respect to certain matters related to the Company, including distributions and matters with respect to which Members are entitled to vote, consent or approve, shall be as set forth in this Agreement.

(b)   The Company has issued Membership Interests to Family Holdings and MSI equal to their Membership Percentages as set forth on Schedule 3.3. The respective Membership Interests and corresponding Membership Percentages shall be deemed automatically adjusted to reflect any changes in such Member's ownership of Shares, and the Company shall update Schedule 3.3 to reflect such adjustments.

Section 3.4   Certificates for Membership Interests. At the discretion of the Board, Membership Interests may be represented by a certificate. The exact contents of a certificate shall be determined by the Board.

Section 3.5   Member Exercise of Rights. Each Member agrees to exercise such Member's rights pursuant to this Agreement and under Law to give effect to this Agreement (including this Article III), including to elect or replace any Directors to serve as Directors on the Board in accordance with Section 5.3, and to cause the Company to, and the Company agrees that it will, conduct its proceedings in accordance with this Agreement (including this Article III).

Section 3.6   Member Meetings.

(a)   The Members shall meet from time to time as determined by the Members for the transaction of such business as may properly come before the Members. Meetings of the Members may be held either in person or virtually, and shall be held at such place, on such date and at such time as the Members shall determine. In the absence of specific designation, the meetings shall be held at the principal office of the Company. The Members may participate in meetings of the Members by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the principal office of the Company.

(b)   The presence of representatives of each of MSI and Family Holdings is required to constitute a quorum at any meeting of the Members.

(c)   The Board shall have full power and authority concerning the manner of conducting any meeting of the Members, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of this Article III, the conduct of voting, the validity and effectiveness of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting, in each case consistent with (and solely to the extent in accordance with) the terms of this Agreement. The Board shall designate a Person to serve as chairperson of any meeting and shall further designate a Person to take minutes of any meeting. The chairperson of the meeting shall have the power to adjourn the meeting from time to time, without notice, other than announcement of the time and place of the adjourned meeting. Upon resuming such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(d)   All meetings of the Members and any resolutions adopted at such meetings will be recorded in minutes of proceedings, which shall be prepared by the Company promptly after adjournment of each such meeting. The Company shall deliver copies of such minutes and all relevant materials to the Member requesting such materials.

Section 3.7   Member Voting.

(a)   All Members shall be entitled to vote on any matter submitted to a vote of the Members. Each Member shall be entitled to vote based on its Membership Percentage.

(b)   With respect to any matter other than a matter for which the affirmative vote of Members owning a specified percentage of outstanding Membership Interests is required by the Act, the Certificate of Formation or this Agreement, the affirmative vote of Members by Majority Vote at a meeting at which a quorum is present shall be the act of the Members; provided that, the Reserved Matters shall require the affirmative vote of each of MSI and Family Holdings.

(c)   Any action that may be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all Members.

ARTICLE IV

CAPITAL CONTRIBUTIONS; DISTRIBUTIONS

Section 4.1   Capital Contributions. No Member shall be obligated to make any Capital Contribution. Any Capital Contribution shall be made in accordance with this Agreement.

Section 4.2   No Withdrawals. No Member shall have the right to withdraw its Capital Contribution or to demand and receive property of the Company or any distribution in return for such Member's Capital Contribution, other than as expressly provided in this Agreement or required by the Act.

Section 4.3   Interest. No interest shall be paid by the Company on Capital Contributions.

Section 4.4   Loans From Members. No Member shall be obligated or permitted to make any loan to the Company.

Section 4.5   Distributions. Any distributions shall be made by the Company to the Members *pro rata* in accordance with their respective Membership Percentages; provided that, in all cases the Company shall not be obligated to declare or pay any distribution in respect of the Membership Interests except as may be approved by the Board.

Section 4.6   Withholding. Notwithstanding anything to the contrary contained herein, the Company shall be entitled to deduct and withhold from any distribution pursuant to this Agreement such amounts as are required to be deducted or withheld under the Code or any provision of state, local or foreign tax law or under any other applicable legal requirement. Notwithstanding anything to the contrary contained herein, all amounts withheld by the Company pursuant to this Section 4.6 shall be treated as if such amounts were distributed to such Person to whom such amounts would otherwise have been distributed.

ARTICLE V

MANAGEMENT OF BUSINESS; BOARD OF DIRECTORS

Section 5.1   Management of Business. Except as otherwise expressly provided in this Agreement, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Board. The Board shall have full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make decisions affecting the business and affairs of the Company, and to take actions as it deems necessary or appropriate to accomplish the purposes of the Company and to exercise all of the power and authority that limited liability companies may take under the Act, provided, however, that there shall be reserved to the Members the powers that, under the Act, are reserved to the unitholders of a limited liability company organized under the laws of the State of Delaware.

Section 5.2   Board Composition; Director Appointment. The Board shall be composed of four (4) directors (each member of the Board, a "Director"), of which two (2) shall be appointed by MSI (the "MSI Directors") and two (2) shall be appointed by Family Holdings (the "Family Holdings Directors"); provided that, in each case, MSI Directors shall be reasonably acceptable to Family Holdings, and the Family Holdings Directors shall be reasonably acceptable to MSI. For the avoidance of doubt, any Member's respective right to designate Directors set forth in this Section 5.2 includes the right to remove and replace any Directors previously appointed by such Member. The Directors of the Company as of the Closing Date are set forth on Schedule 5.2.

Section 5.3   Directors; Term. Each Director shall hold office until his or her death or until his or her successor shall have been duly elected and qualified. If a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause, including pursuant to Section 5.2) of any Director designated by a Member pursuant to Section 5.2, such Member, as applicable, shall cause the vacancy resulting thereby to be filled in compliance with this Section 5.2.

Section 5.4   Chairperson. Family Holdings shall appoint from among the Family Holdings Directors a chairperson to preside at meetings of the Directors (the "Chairperson").

Section 5.5   Director Compensation and Expenses. Directors shall not be entitled to receive any salary or compensation from the Company for the discharge of his or her duties under this Agreement. Reasonable out-of-pocket expenses incurred by a Director in connection with attendance at meetings of the Board shall be reimbursed by the Member appointing such Director.

Section 5.6 <u>Place of Meetings</u>. The Company and the Members shall cause the Board to meet quarterly. Meetings of the Board may be held either in person or virtually, at whatever place is specified in the notice of the meeting; <u>provided</u> that, unless otherwise determined by the Board, each calendar year, two (2) meetings of the Board shall be held in the United States and two (2) meetings of the Board shall be held in Tokyo, Japan. The Directors may participate in meetings of the Board or any committee thereof by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the principal office of the Company.

Section 5.7 <u>Regular Meetings</u>. Attached as <u>Schedule 5.7</u> is a tentative schedule of regular Board meetings through the calendar year following the Closing Date. On or prior to December 31 of each calendar year after such year, the Company shall establish a tentative schedule of regular Board meetings for the following calendar year, including the time and place of such meetings; <u>provided</u> that, the Company shall in good faith schedule the regular Board meetings to precede regularly scheduled Berkley Board meetings. The Company and the Members shall cause regular Board meetings to adhere to such schedule except in the case of extenuating circumstances, in which case the Company shall give the Directors notice of any change in time or place of a regular Board meeting not less than fifteen (15) days prior to the rescheduled meeting date. MSI and Family Holdings, acting in consultation with the Directors, shall set the agenda for each regular Board meeting, and the Company shall provide a statement in reasonable detail of such agenda for each regular Board meeting reasonably in advance of each such meeting, and in any case at least ten (10) Business Days prior to the scheduled meeting date to the extent reasonably practicable. The Company shall use commercially reasonable efforts to provide written materials pertaining to matters to be discussed at a Board meeting, if any, at least five (5) Business Days before such meeting; <u>provided</u> that, additional or supplementary materials may be provided later than such time where reasonably required for the Board to receive complete and timely information to conduct the applicable meeting. It is the intention of the Members that the matters relating to Berkley to be discussed at Board meetings be discussed by the Directors as representatives of the Members in their capacity as shareholders of Berkley and shall not derogate from, or otherwise serve as a forum for discussions that are inconsistent with, the corporate governance processes of Berkley.

Section 5.8 <u>Special Meetings</u>. Special meetings of the Directors may be held at any time upon the request of the MSI Directors or the Family Holdings Directors. The Company shall send five (5) days' notice of any special meeting to the last known address and e-mail address of each Director. Notification of the time and place of such meeting may be waived in writing before or after such meeting. Attendance of a Director at such meeting shall also constitute a waiver of notification thereof, except where such Director attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. The Company shall include in any such notice of a special meeting of the Directors a statement in reasonable detail of the proposed agenda for such meeting.

Section 5.9   Quorum of the Board. Except as may be otherwise provided by Law or in this Agreement, at any Board meeting, the presence of Directors who constitute at least a majority of all Directors then in office shall constitute a quorum; provided that, such quorum shall include at least one (1) MSI Director and at least one (1) Family Holdings Director; provided, further, that if two (2) consecutive Board meetings are postponed for a lack of quorum due to absence at both meetings of at least one (1) MSI Director or one (1) Family Holdings Director, then the attendance by such MSI Director or Family Holdings Director, as the case may be, shall not be required to constitute a quorum hereunder for purposes of the rescheduled Board meeting subsequent to the second (2nd) postponed meeting (provided that, (A) the Directors present at each such meeting that is postponed determine to reschedule such meeting for a date and time that is no sooner than five (5) Business Days following the postponement and (B) the Company provides three (3) Business Days' notice of each such rescheduled meeting to each Director).

Section 5.10   Actions of the Board. Except as otherwise specified in this Agreement or as may be required by applicable Law, any and all actions and decisions at Board meetings at which a quorum is present and voting shall require the affirmative vote of at least a Majority Vote of the Board; provided that, any vote on a Reserved Matter shall require the prior written consent of each of MSI and Family Holdings. If a vote of the Board results in a tie, the Chairperson will cast the tie-breaking vote, except with respect to the Reserved Matters.

Section 5.11   Action by Written Consent. Any action that may be taken at a Board meeting may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all Directors.

Section 5.12   Voting of the Shares; Tender Offers.

(a)   Voting of the Members' Shares. Except as set forth in Section 5.12(b) and Section 5.12(c), at any annual or special meeting of the Berkley shareholders, each of Family Holdings and MSI shall vote the Family Holdings Shares and the MSI Shares, respectively, as determined by the Board.

(b)   Berkley Directors. At any annual or special meeting of the Berkley shareholders at which Berkley Board directors are to be elected, the Members shall take all necessary actions to cause the Family Holdings Shares and the MSI Shares to be voted in favor of one (1) person designated by MSI to the Berkley Board (a "MSI Berkley Director") and at least two (2) persons designated by Family Holdings to the Berkley Board (the "Family Holdings Berkley Directors"). MSI acknowledges and agrees that the MSI Berkley Director designee shall be bound by the confidentiality (and all other) policies generally applicable to all Berkley Board members. For the avoidance of doubt, the Members acknowledge that the MSI Berkley Director designee will be subject to review and approval by the Nominating and Corporate Governance Committee of the Berkley Board pursuant to its customary policies and procedures.

(c)   Extraordinary Transaction. Notwithstanding Section 5.12(a), in no event will MSI be required to vote the MSI Shares in favor of a transaction that would reasonably be expected to result in a business combination that would give rise to a significant, direct and irresolvable conflict of interest for MSI and its long-term strategy; provided that, in such limited circumstances, (i) promptly following the announcement of such a transaction, MSI shall deliver a Notice of Dissolution to Family Holdings describing such conflict of interest, and (ii) to the extent that not all MSI Shares have been sold pursuant to Section 8.3 prior to the record date for the shareholder vote on the relevant transaction, MSI shall deliver a proxy directing Family Holdings to vote such remaining MSI Shares in proportion to the votes cast by the shareholders of Berkley actually casting votes on the transaction (other than MSI but including Family Holdings).

(d)   Tender Offers. If a tender offer is made for Shares by a third party offeror (other than Berkley), no Member may tender Shares to such offeror. Notwithstanding the foregoing, if the Berkley Board recommends that the Berkley shareholders tender their Shares to the offeror, then each of MSI and Family Holdings are permitted to tender their respective Shares to the offeror.

Section 5.13   Fiduciary Duties. The Board and each of its Directors shall, to the fullest extent permitted by Law, and notwithstanding any duty otherwise existing at law or in equity, have the same fiduciary duties to the Company that the Board and each of its Directors would have had if the Company had been organized as a corporation under the Act. Notwithstanding anything to the contrary in this Section 5.13 or any duty that any Directors may owe to the Company under applicable Law, the duty of loyalty owed to the Company by any Directors selected or appointed by a Member pursuant to Section 5.2 hereof shall be waived in the event and to the extent that such duty conflicts with any fiduciary or other duty existing at law or in equity that is owed by such Directors to the Member that selected or appointed such Directors or to Berkley, or to any such Member's Permitted Transferees; provided that, any employee or officer of such Member or such Member's Permitted Transferees that is selected or appointed by such Member as a Director shall be deemed to have the same fiduciary duties to such Member as a Member's board or equivalent governing body would have to such Member. Nothing in this Agreement shall in any way impair or restrict the fiduciary duties and obligations that a Person owes to Berkley and its stockholders.

Section 5.14   Strategic Discussions. From and after the Closing Date, and subject to applicable Law, each of MSI and Family Holdings shall designate representatives to meet periodically to review and discuss their perspectives on material developments in or affecting Berkley and MSI. It is the intention of the Members that any such review and discussion shall occur between such representatives in their capacities as representatives of shareholders of Berkley, and shall not derogate from, or otherwise serve as a forum for discussions that are inconsistent with, the corporate governance processes of Berkley.

ARTICLE VI

TRANSFER RESTRICTIONS

Section 6.1   Restrictions on Transfers of Membership Interests. Members may not Transfer any Membership Interests, directly or indirectly, except, in each case, (w) in connection with its simultaneous transfer of its corresponding Shares, (x) in accordance with all applicable provisions of this Agreement, (y) in compliance with applicable Laws, including insurance and securities laws and (z) solely as follows:

(a)   by Family Holdings, to the Permitted Family Holdings Transferees to which Family Holdings simultaneously transfers Shares pursuant to Section 6.6 other than as provided in Section 6.6;

(b)   by MSI, to the Permitted MSI Transferees to which MSI simultaneously transfers Shares pursuant to Section 6.6; and

(c)   with the prior written consent of the non-Transferring Member to any Transferee that is not a Permitted Transferee to which the Transferring Member simultaneously transfers Shares pursuant to Section 6.6.

Section 6.2   Transfers. No Member may Transfer any Membership Interests to any Person unless: (a) prior to such Transfer, the Transferee of any such Membership Interests shall have agreed in writing to be bound by all of the provisions of this Agreement by executing a joinder agreement in accordance with Section 6.3, and any Membership Interests Transferred shall be subject thereafter to the rights and obligations of the Company and the Members under this Agreement; (b) such Transfer is in accordance with this Agreement; and (c) the secretary of the Company receives copies of all Joinder Documents and the relevant "know-your-customer" documents reasonably requested by the Company.

Section 6.3   Joinder. Prior to a Transfer, the transferring Member shall cause the Person to whom Membership Interests owned by such Member are to be Transferred to execute and deliver, as a condition to such Transfer, a joinder agreement substantially in the form attached hereto as Exhibit A and all other documents deemed reasonably necessary by the Company to evidence such party's joinder in, acceptance of, and agreement with, the obligations with respect to the Membership Interests contained in this Agreement (the "Joinder Documents"). The Company shall not register a Person (who at the time of registration is not a Member) as a holder of Membership Interests unless such Person has executed and delivered the Joinder Documents.

Section 6.4   Effect of Membership Interests in Hands of the Transferee.

(a)   Membership Interests that are Transferred pursuant to this Article VI shall thereafter continue to be subject to all obligations and restrictions relating to such Membership Interests contained in this Agreement (including restrictions on Transfer) and entitled to all rights relating to such Membership Interests that are contained in this Agreement; provided that, (i) MSI may Transfer to Permitted MSI Transferees rights specific to MSI under this Agreement and (ii) Family Holdings may Transfer to Permitted Family Holdings Transferees rights specific to Family Holdings under this Agreement.

(b)   Each party hereby agrees that, if any Membership Interests are Transferred to a Permitted Transferee and subsequently such Transferee ceases to be a Permitted Transferee of the applicable Member, then, unless the applicable Member would have been permitted to Transfer such Membership Interests to such Transferee either at the actual date of such Transfer or on the date when such Transferee ceases to be a Permitted Transferee (a "Permitted Transfer"), all such Membership Interests shall, upon such cessation, be automatically Transferred back to the applicable Member without any further action on the part of any Person; provided that, for the avoidance of doubt, in the event of a Permitted Transfer, upon such cessation, such Permitted Transferee shall, for all purposes, cease to be treated as a Permitted Transferee of such Member.

Section 6.5   Transfer in Violation of Agreement. Any Transfer or attempted Transfer of Membership Interests in violation of this Article VI shall not be valid or have any force or effect and shall, to the extent permitted by applicable Law, be null and void *ab initio*. Furthermore, if any Member is admitted after the date of this Agreement in reliance on an inaccurate representation, the Company shall use its commercially reasonable efforts to enforce any rights the Company may have against such Member, which may include determining that such Member is in default under this Agreement and shall not have any rights under this Agreement.

Section 6.6   Restrictions on Transfers of Shares. Members may not Transfer any Shares, directly or indirectly, except, in each case, (w) in accordance with all applicable provisions of this Agreement, (x) in compliance with applicable Laws, including insurance and securities Laws, (y) in compliance with Berkley's insider trading policies, to the extent applicable, and (z) solely as follows:

(a)   by Family Holdings, to the Permitted Family Holdings Transferees to which Family Holdings simultaneously transfers Membership Interests pursuant to Section 6.1 except as provided below;

(b)   by MSI, to the Permitted MSI Transferees to which MSI simultaneously transfers Membership Interests pursuant to Section 6.1; and

(c)   with the prior written consent of the non-Transferring Member to any Transferee that is not a Permitted Transferee to which the Transferring Member simultaneously transfers Membership Interests pursuant to Section 6.1; provided that, no Member shall Transfer Shares pursuant to this clause (c) that would result in any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) having beneficial ownership of four percent (4%) or more of the outstanding capital stock of Berkley after giving effect to such Transfer without the prior written consent of Berkley, such consent not to be unreasonably withheld, delayed or conditioned.

Notwithstanding the foregoing, Family Holdings may Transfer up to 3,553,486 Shares to a Permitted Family Holdings Transferee without Transferring its corresponding Membership Interests to such Permitted Family Holdings Transferee, so long as, after giving effect to such Transfer, Family Holdings continues to hold at least sixteen percent (16%) of the issued and outstanding Shares.

ARTICLE VII

BOOKS AND RECORDS; FISCAL MATTERS

Section 7.1   Bank Accounts; Investments. The Company shall deposit Capital Contributions, revenues and any other Company funds in a bank account established in the name of the Company, or shall invest such funds, at the direction of the Board, in furtherance of the purposes of the Company. No other funds shall be deposited into Company bank accounts or commingled with Company investments. Funds deposited in the Company's bank accounts may be withdrawn only to be invested in furtherance of the Company's purposes, to pay Company debts or obligations or to be distributed to the Members pursuant to this Agreement.

Section 7.2   Operation of Company.

(a)   Books and Records. The Company shall keep or cause to be kept at the Company's principal office specified pursuant to Section 2.4 complete and accurate books and records of account of the Company, including all records required to be kept pursuant to the Act, including a current list of the names, addresses and Membership Interests held by each Member (including the dates on which each of the Members became a Member), copies of federal, state and local information or income tax returns for each of the Company's tax years, copies of this Agreement and the Certificate of Formation, including all amendments or restatements, and correct and complete books and records of account of the Company. The books of the Company shall be kept on the basis of GAAP and IFRS, which basis shall be the basis for the preparation of the financial reports to be sent to the Members. Each Member shall have the right, during normal business hours and upon reasonable advance notice, to, personally or through their professional advisers or other representatives, audit, examine and make copies of or extracts from the books of account of the Company, including the right to request for inquiries, set hearings and interview sessions and conduct on-sight audits.

(b)   Financial Records. The Company shall preserve and maintain proper and up-to-date accounting and financial records in relation to its business and affairs in accordance with GAAP, IFRS and applicable Laws.

(c)   Taxes. The Company shall (i) prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that the Company is required to file and (ii) timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns.

Section 7.3   Information Rights.

(a)   The Company shall provide each Member, with reasonable promptness, such information and data with respect to the Company as may be necessary for such Member or its Affiliates to comply with its or their respective reporting, regulatory or other legal requirements and as may from time to time be reasonably requested by any such Member.

(b)   The Company reserves the right to withhold any information from and to exclude from any Board or committee meeting or any portion thereof any Director, to the extent (A) the Company reasonably believes upon the advice of counsel that access to such information or attendance at such meeting is reasonably expected to adversely affect the attorney-client privilege between the Company and its counsel or would result in a conflict of interest or (B) such information relates to any dispute between the Company and the Member that appointed such Director as long as such dispute remains unresolved.

(c)   Notwithstanding anything to the contrary herein, the Company shall have no obligation to, and shall not, provide any Member or any Director appointed by any Member with, or with any access to, any Personally Identifiable Information, provided that, the Company may provide any Member or any such Director with, or with access to, Personally Identifiable Information to the extent that the Company determines that provision of, or access to, such Personally Identifiable Information is reasonably necessary in order for such Member or Director to perform its duties to the Company.

Section 7.4   Member Expenses. Except as set forth in this Agreement, each Member shall bear (and to the extent possible, reimburse the other Members or fund the Company, as applicable) its own fees and expenses in connection with the formation and operation of the Company.

Section 7.5   Company Expenses. The Company shall bear and be charged with all costs and expenses of the Company (the "Company Expenses") (and shall promptly reimburse the Members, to the extent that any of such costs and expenses are paid by such entities), including the following costs and expenses of the Company:

(a)   all fees, costs and expenses of tax advisors, legal counsel, accountants, administrators, auditors, depositaries or custodians, paying agents, broker-dealers and other service providers of the Company or the Board;

(b)   all fees, costs and expenses incurred in connection with conducting the Permitted Business, including any legal, tax, administrative, accounting, advisory, sourcing and consulting and other similar costs (including related compensation) and expenses in connection therewith;

(c)   expenses associated with the preparation of the Company's periodic reports and related statements (e.g., financial statements, tax returns and tax forms) and other printing, publishing and reporting-related expenses (including other notices and communications) in respect of the Company and its activities (including internal expenses, charges and related costs incurred, charged or specifically attributed or allocated by the Company in connection with such provision of services thereby); and

(d)   any other fees, costs, expenses, charges, liabilities or other obligations (without duplication) incurred by or on behalf of the Company in connection with its activities hereunder.

Section 7.6   Allocation of Company Expenses. Company Expenses shall be allocated among the Members *pro rata* based on their respective Membership Percentages, and Members may pay such Company Expenses directly or make a Capital Contribution to the Company for their *pro rata* share. Notwithstanding the foregoing, the Board may allocate Company Expenses among the Members on any other basis if the Board determines in good faith that such other basis is more equitable or otherwise appropriate under the circumstances (including for legal, tax, regulatory or other similar considerations).

ARTICLE VIII

TERM; DISSOLUTION; WINDING UP

Section 8.1   Term. The term of the Company commenced upon the acceptance of the Certificate of Formation by the Delaware Secretary of State and shall, subject to the applicable provisions of the Act, have a perpetual life until the Company is dissolved in accordance with this Article VIII.

Section 8.2   Events Causing Dissolution. The Company shall dissolve, and its affairs shall be wound up, at such time as:

(a)   an event causing the dissolution of a limited liability company has occurred under the Act, other than pursuant to Section 18-801(a)(3) thereof;

(b)   there are no members of the Company unless the business of the Company is continued in accordance with the Act;

(c)   an entry of a decree of judicial dissolution having occurred under §18-802 of the Act;

(d)   the unanimous written consent of all Members at any time to dissolve and wind up the affairs of the Company; and

(e)   delivery of a Notice of Dissolution;

provided, however, that the Company shall not be dissolved or required to be wound up upon an event causing dissolution of a limited liability company described in clause (b) of this Section 8.2 if within ninety (90) days after the occurrence of such event of dissolution, all remaining members agree in writing to continue the business of the Company; provided, further, if MSI or Family Holdings delivers a Notice of Dissolution, the Company shall not be dissolved or required to be wound up under clause (e) of this Section 8.2 for thirty (30) days following delivery of such Notice of Dissolution (or such extended period or, in the case of a Notice of Dissolution delivered pursuant to Section 5.12(c), shorter period, as may be agreed by the Members), during which time the Members shall seek to resolve the issues underlying such Notice of Dissolution in accordance with Section 9.5 (to the extent that such issues are resolvable), and, if no such resolution is reached, the Company shall be dissolved and wound up. In addition, during any period when a Notice of Dissolution is pending, the MSI Berkley Director shall recuse himself or herself from attending and voting at meetings of the Berkley Board.

Section 8.3   Effect of Dissolution; Wind-Down of MSI Share Position.

(a)   Upon dissolution of the Company, MSI and Family Holdings shall develop a plan for the mutually agreeable wind-down of MSI's Share ownership position and MSI shall sell the MSI Shares in an orderly fashion in accordance with such plan (or failing agreement on any such plan, then in a reasonable manner intended to minimize any adverse market price impact of such sales), applicable Law and Berkley's insider trading policy, to the extent applicable; provided that, in accordance with the procedures set forth in Section 8.3(b)-(f), MSI shall first offer to sell the MSI Shares to Family Holdings, and if Family Holdings declines to purchase all or a portion of such MSI Shares, then MSI shall offer the remaining MSI Shares to Berkley at a price no higher than, and on other terms at least as favorable (to Berkley) as, those offered to Family Holdings, and if Berkley declines to purchase all or a portion of such MSI Shares, then MSI shall be free to sell the remaining Shares either in open market transactions on the New York Stock Exchange or to one or more third parties in block sales on terms, in the case of block sales, no more favorable to the purchaser (in all material respects) as those offered to Berkley, subject to fluctuations in market value of the Shares; provided, further that, neither MSI nor Family Holdings shall transfer Shares pursuant to this clause (a) that would result in any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) having beneficial ownership of four percent (4%) or more of the outstanding capital stock of Berkley after giving effect to such Transfer without the prior written consent of Berkley; provided, further that, the prior proviso shall not restrict any Transfer pursuant to (i) any widely disseminated underwritten offering that is registered under the Securities Act of 1933, as amended, and where no direction is given by MSI or Family Holdings to the underwriters with respect to any ultimate purchasers or (ii) any sale effected pursuant to and in accordance with Rule 144 under the Securities Act of 1933, as amended; provided that, for purposes of this clause (ii), if in the ninety (90) days immediately prior to the applicable sale MSI beneficially owned ten percent (10%) or more of the outstanding capital stock of Berkley, MSI shall satisfy the condition referred to in paragraph (e) of Rule 144 with respect to such sale as if MSI were an affiliate of Berkley under such rule. In addition, during such wind-down period (x) MSI shall cause any remaining MSI Berkley Director to promptly resign from the Berkley Board; (y) if requested by Family Holdings, MSI will cooperate with Family Holdings to effect a sale of one or more blocks of the MSI Shares to one or more institutional buyers that may be identified by Family Holdings, on pricing and other terms reasonably acceptable to MSI and such buyers; and (z) MSI shall from time to time vote any remaining MSI Shares in accordance with Sections 5.12(a) and 5.12(c) as if the same were still in effect at such time.

(b)   Before any sale, transfer, or other disposition of any MSI Shares, MSI shall provide written notice (the "Offer Notice") to Berkley and Family Holdings as set forth in Section 8.3(a) specifying the material terms and conditions of the proposed sale, transfer, or disposition (the "Proposed Sale"). The Offer Notice shall include the number of MSI Shares to be sold, the proposed sale price (which may be subject to market value fluctuations), and any other material terms and conditions of the Proposed Sale.

(c)   Upon receipt of the Offer Notice, Family Holdings as set forth in Section 8.3(a) shall have the right, but not the obligation, to purchase all or a portion of the MSI Shares on the terms and conditions set forth in the Offer Notice. Family Holdings must exercise this right by delivering a written notice of acceptance (the "Acceptance Notice") to MSI within twenty (20) Business Days following receipt of the Offer Notice.

(d)   If Family Holdings delivers an Acceptance Notice within the specified period, MSI and Family Holdings shall proceed to consummate the sale of the MSI Shares on the terms and conditions set forth in the Offer Notice. The closing of such sale shall take place within ten (10) Business Days following the delivery of the Acceptance Notice, or such other date as the parties may mutually agree.

(e)   If Family Holdings does not deliver an Acceptance Notice within the specified period, or if Family Holdings declines to purchase the MSI Shares, MSI shall deliver an Offer Notice to Berkley. Upon receipt of the Offer Notice, Berkley shall have the right, but not the obligation, to purchase all or a portion of the MSI Shares on the terms and conditions set forth in the Offer Notice. Berkley must exercise this right by delivering an Acceptance Notice to MSI within ten (10) Business Days following receipt of the Offer Notice. If Berkley delivers an Acceptance Notice within the specified period, MSI and Berkley shall proceed to consummate the sale of the MSI Shares on the terms and conditions set forth in the Offer Notice. The closing of such sale shall take place within ten (10) Business Days following the delivery of the Acceptance Notice, or such other date as the parties may mutually agree.

(f)   If neither Family Holdings nor Berkley delivers an Acceptance Notice within the specified period, or if Family Holdings and Berkley decline to purchase all of the MSI Shares, MSI shall be free to proceed with the Proposed Sale; provided that, if MSI desires to make any sales at a price lower than that specified in the Offer Notice it will again comply with the procedures set forth in paragraphs (b) – (e) above.

Section 8.4   Distribution of Company Property and Proceeds of Sale Thereof.

(a)   Upon completion of all desired sales of Company property (to the extent the Company has any such property), and after payment of all selling costs and expenses, the Board shall distribute the proceeds of such sales, and any Company property that is to be distributed in kind, to each Member *pro rata* in accordance with their respective Membership Percentages.

(b)   All distributions required under this Section 8.4 shall be made to the Members by the end of the taxable year in which the liquidation occurs or, if later, within ninety (90) days after the date of such liquidation.

Section 8.5   Filing with Delaware Secretary of State. When the Board has complied with the distribution plan in Section 8.4, the Board, on behalf of the Members, shall execute, acknowledge and cause to be filed the relevant filing with the Delaware Secretary of State in accordance with the Act and the Company shall dissolve and be cancelled.

Section 8.6   Final Audit. Within a reasonable time following the completion of the liquidation, the Company shall supply to each of the Members a statement that shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and each Member's *pro rata* distributions in accordance with their respective Membership Percentages.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Amendment of Agreement; Waiver.

(a)   This Agreement may not be amended or modified without the written consent of the Members.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. Any party may waive any provision of this Agreement with respect to itself if such waiver is approved in writing by such party.

Section 9.2   Notices. Any notice provided for in this Agreement must be in writing and must be delivered by hand, by facsimile, by email, by local messenger or by reputable overnight courier. Notices shall be deemed given: (a) when received, if delivered by hand or local messenger; (b) when sent, if sent by email (provided that, the email is promptly confirmed) during the recipient's normal business hours; (c) on the first Business Day after being sent, if sent by email other than during the recipient's normal business hours (provided that, the email is confirmed on or before such Business Day); and (d) one (1) Business Day after being delivered to the courier for next day delivery, if sent by courier. All such notices must be addressed to the applicable parties hereto as follows:

(i)   If to Berkley:

W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830
Attention: General Counsel
E-mail: [***]
            [***]
Tel: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP
1 S Dearborn Street
Chicago, IL 60603
Attention: Sean M. Keyvan
E-mail: skeyvan@sidley.com
Tel: +1 (312) 853-4660

and

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: John H. Butler
E-mail: john.butler@sidley.com
Tel: +1 (212) 839-8513

(ii)   If to the Company:

Symphony Partners, LLC

Mitsui Sumitomo Insurance Company, Limited
9, Kanda-Surugadai 3-Chome, Chiyoda-ku
Tokyo, 101-8011, Japan

Attention: Mr. Kunihisa Kawasaki – Director
E-mail: [***]
Tel: [***]

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
66 Hudson Boulevard E
New York, NY 10001
Attention: Nicholas F. Potter
E-mail: nfpotter@debevoise.com
Tel: + 1 (212) 909-6459

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: David A. Katz
E-mail: dakatz@wlrk.com
Tel: +1 (212) 403-1309

(ii)   If to MSI:

Mitsui Sumitomo Insurance Company, Limited

9, Kanda-Surugadai 3-Chome, Chiyoda-ku
Tokyo, 101-8011, Japan
Attention: Mr. Hironori Morimoto – Senior Executive Officer
               Mr. Kunihisa Kawasaki – General Manager, International
               Business Department
E-mail: [***]
               [***]
Tel: [***]

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
66 Hudson Boulevard E
New York, NY 10001
Attention: Nicholas F. Potter
E-mail: nfpotter@debevoise.com
Tel: + 1 (212) 909-6459

(iii)   If to Family Holdings:

WR Berkley & Others LLC
475 Steamboat Road
Greenwich, CT 06830
Attention: Kelly F. O'Donnell
E-mail: [***]
Tel: [***]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: David A. Katz
E-mail: dakatz@wlrk.com
Tel: +1 (212) 403-1309

(iv)   If to any other Member, at the last known address of such Member as disclosed by the books and records of the Company, or to such other Persons or at such other addresses as may be designated by written notice served in accordance with the provisions hereof.

Section 9.3   Entire Agreement. This Agreement (including all exhibits and schedules hereto) and the Framework Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement.

Section 9.4   <u>Governing Law</u>. This Agreement and any dispute arising hereunder, including with respect to the formation or validity hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each party irrevocably submits, for the purposes of any suit, action or other proceeding arising out of, or based upon, this Agreement or the subject matter hereof, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware.

Section 9.5   <u>Negotiation; Mediation</u>.

(a)   Either party may give written notice to the other party of the existence of an unresolved item of concern, dispute, controversy or claim (a "<u>Negotiation Notice</u>"). After a Negotiation Notice is received, the parties shall promptly hold a meeting attended by a senior executive with decision-making authority of each party, and all other persons with expertise and decision-making authority over the subject matter of the item of concern, dispute, controversy or claim, to attempt in good faith to negotiate a resolution of the matter. Such persons shall conduct additional meetings, conduct investigations and take all other actions as reasonably necessary to resolve the matter within thirty (30) days following the Negotiation Notice (the "<u>Negotiation Period</u>").

(a)   As an alternative to (or concurrently with) the Negotiation Period, the parties may choose to submit an unresolved item of concern, dispute, controversy or claim to nonbinding mediation administered by the American Arbitration Association ("<u>AAA</u>") under its Commercial Mediation Procedures. The parties shall jointly appoint a mutually acceptable mediator, but the AAA shall appoint the mediator if the parties are unable to agree upon such appointment within five (5) days after the submission of the matter. The place of mediation shall be New York, New York and shall be conducted in the English language. Each party shall participate in good faith in the mediation for a period of at least thirty (30) days. Each party shall bear equally the costs of the mediation.

Section 9.6   <u>Specific Performance</u>. Each of the Company and each Member hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or any other undertaking, the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. If any action is brought in equity for injunctive relief or to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives any defense or counterclaim, that there is an adequate remedy at law.

Section 9.7   Waiver of Trial by Jury. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

Section 9.8   Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law by a court of competent jurisdiction, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement and (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; provided that, the parties shall cooperate to amend this Agreement to include a legal, valid and enforceable replacement provision of similar terms and effects.

Section 9.9   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one instrument. Counterparts may be delivered via electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 9.10   Non-Circumvention. No party shall, directly or indirectly, take, omit to take, or permit any action having a purpose of circumventing or having an effect of circumventing or rendering inapplicable, in whole or in part, the rights or obligations of any party under this Agreement. Pursuant to Section 5.13, nothing in this Section 9.10 shall apply to any actions taken by any Person in his or her capacity as a director or officer of Berkley in furtherance of fiduciary duties owed to Berkley and its stockholders.

Section 9.11   No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their heirs, representatives, successors and permitted assigns, and the Directors and other indemnitees, who are intended third party beneficiaries of this Article IX, any legal or equitable rights hereunder, except that Berkley shall be an intended third party beneficiary with respect to the provisions of this Agreement that provide specific rights to Berkley, and such provisions (and the related definitions) shall not be amended, modified, terminated or waived without the prior written consent of Berkley if such amendment, modification, termination or waiver adversely affects the rights of Berkley.

Section 9.12   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, representatives, successors and permitted assigns, including Permitted Transferees to the extent provided for in this Agreement.

Section 9.13   Termination of Agreement. This Agreement shall be terminated in its entirety: (a) upon the mutual written agreement of the Company and each Member and (b) upon completion of a dissolution and winding up of the Company in accordance with Article VIII and filing of a certificate of cancellation of the Certificate of Formation with the Secretary of State of the State of Delaware. If this Agreement is terminated pursuant to this Section 9.13, then, subject to the following two (2) sentences, this Agreement shall become null and void and of no further force and effect, and all rights and obligations of the parties hereto under this Agreement shall terminate. The rights and obligations of the parties hereto set forth in Section 8.3 and this Article IX shall survive any such termination or expiration. Termination of this Agreement for any reason shall not release any party hereto from any liability or obligation which has already accrued prior to such termination, and shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, which a party hereto may have hereunder, under applicable law or otherwise or which may arise out of or in connection with such termination.

Section 9.14   Confidentiality. Each Member, for itself and on behalf of its representatives (including, for the purpose of this Section 9.14, such Member's Affiliates and its and its Affiliates' members, partners, officers, directors, employees, attorneys, accountants, consultants and other advisors, including any Person designated by such Member as a Director and secondee (together, such Member's "Representatives")) agrees to keep confidential, use solely for purposes reasonably related to its investment in the Company and Berkley, and not disclose to any Person, any information or matter relating to the Company, the other Members of the Company, or their respective affairs; provided that:

(a)   any Member and its Representatives may make such disclosure to the extent such information (i) is or becomes generally available to the public other than as a result of a breach of this Section 9.14 by such Member or its Representatives, (ii) is received by, or becomes available to, such Member or its Representatives from a third party (provided that, such third party is not known by such Member or such Representative to be (after reasonable inquiry) bound by a confidentiality agreement with respect to such information or prohibited from disclosing such information by a contractual, legal or fiduciary obligation of confidentiality with respect to such information), (iii) is already available to, or in the possession of, such Member or its Representatives prior to disclosure by the disclosing party (provided that, the source of such information was not known by such Member or such Representative to be (after reasonable inquiry) bound by a confidentiality agreement with respect to such information or prohibited from disclosing such information to such Member or such Representative by a contractual, legal or fiduciary obligation with respect to such information), or (iv) is independently acquired or developed by such Member or its Representatives without the use of, reliance on or reference to any confidential information received directly or indirectly from the disclosing party;

(b)   nothing herein shall prohibit any Member or its Representatives from making such disclosure to the extent necessary to comply with any applicable Law, regulation or rule (including rules of self-regulatory organizations) or any court order, subpoena or other judicial or governmental process; provided that, such Member or Representative shall, to the extent legally permitted and reasonably feasible, (i) advise such regulator, Governmental Entity or other Person to whom the information is required to be disclosed of the confidential nature of the information and request that such information be treated as such, (ii) notify the disclosing party promptly and afford it an opportunity, to the fullest extent possible and at the disclosing party's sole expense, to seek an appropriate protective order or otherwise seek to contest, limit or protect the confidentiality of such requested or required disclosure and (iii) if the disclosing party objects or challenges such disclosure, reasonably cooperate with the disclosing party, at the disclosing party's expense, in its efforts to resist such disclosure; provided, further, that, with respect to any disclosure of confidential information made pursuant to this Section 9.14(b), (A) the disclosing Member or such Representative shall furnish only that portion of the confidential information that it reasonably determines, in consultation with its counsel (which may be internal counsel), is legally required and (B) notwithstanding anything to the contrary (including clauses (ii) and (iii) above), neither the Member nor any of its Representatives shall be required to notify the disclosing party of the disclosure of any such information, if such disclosure is made (x) in response to an ordinary course examination of the Member's or such Representative's business by a regulator, bank examiner or self-regulatory organization not specifically directed at the disclosing party of such information or (y) pursuant to ongoing reporting requirements under the Securities Exchange Act of 1934 or under other similar applicable Laws or regulatory requirements or the requirements of any exchange;

(c)   any Member may make such disclosure to its Representatives and such Member's direct or indirect investors and beneficiaries, trustees, potential investors, lenders and potential lenders and their respective advisors and Representatives who require possession or knowledge of such information in connection with such Member's investment in the Company and Berkley; provided that, such Member (i) first advises the parties listed in this Section 9.14(c) of the confidential nature of such information and the existence of this Section 9.14 and their obligation to maintain the confidentiality of such information and (ii) shall be responsible and liable for any unauthorized use or disclosure of confidential information in breach of this Section 9.14 by any of its Representatives; and

(d)   any Member may make such disclosure to any *bona fide* prospective purchaser of such Member's Membership Interests or Shares (to the extent the Member is entitled to Transfer such Membership Interests or Shares to a prospective purchaser as of such time pursuant to this Agreement); provided that, such prospective purchaser shall be required to maintain the confidentiality of such disclosed information on customary terms.

Section 9.15   Successors and Assigns. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 9.15 shall be void *ab initio*. To the maximum extent permitted by Law, and without limitation on any other rights of the parties, this Agreement shall be binding on each party's successors and assigns.

ARTICLE X

EXCULPATION AND INDEMNIFICATION

Section 10.1   Exculpation. No Member, Director or officer of the Company shall be liable to the Company or to any other Member for any action taken or omitted to be taken with respect to the company within the scope of such Person's authority conferred by, and in accordance with, this Agreement, except to the extent that any such act or omission was (i) attributable to the willful misconduct, fraud or gross negligence of such Person or (ii) a material violation of this Agreement by such Person. No Member shall be liable to the Company or any Member for any action taken by any other Member.

Section 10.2   Indemnification. To the fullest extent permitted by applicable law, the Members, the Directors or the officers shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Member, Director or officer by reason of any act or omission performed or omitted by such Member, Director or officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member, Director or officer by this Agreement, except that neither such Member, Director or officer shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Member, Director or officer by reason of its willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 10.2 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof. No amendment or repeal of this <u>Section 10.2</u> shall modify, limit or eliminate the limitation of liability, limitation of duties and rights provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

Section 10.3   <u>Expenses</u>. To the extent permitted by applicable Law, expenses (including reasonable attorneys' fees, disbursements, fines and amounts paid in settlement) incurred by an indemnified person under <u>Section 10.2</u> in defending any claim, demand, action, suit or proceeding relating to or arising out of their performance of their duties on behalf of the Company may, from time to time and at the discretion of the Board, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that the indemnified person is not entitled to be indemnified as authorized in <u>Section 10.2</u>.

Section 10.4   <u>Period of Indemnity</u>. No claim for indemnification or the reimbursement of expenses shall be made by any indemnitee or paid by the Company unless such indemnitee gives notice of such claim for indemnification within one year after such indemnitee received notice of the claim or proceeding.

Section 10.5   <u>Notice by Indemnitee</u>. Any indemnitee shall promptly notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may be subject to indemnification or reimbursement of expenses covered by this <u>Article X</u>. As a condition to indemnification or reimbursement of expenses, any demand for payment by any indemnitee hereunder shall be in writing and shall provide an accounting of the amounts to be paid by the Company (which shall include detailed invoices and other relevant documentation).

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED

By:__/s/ Hironori Morimoto_____

Name:　Hironori Morimoto

Title:　Director, Senior Executive Officer, Head of International Operations

WR BERKLEY & OTHERS LLC

By: /s/ W. Robert Berkley, Jr.
Name: W. Robert Berkley, Jr.
Title: Manager

SYMPHONY PARTNERS, LLC

By: /s/ Kunihisa Kawasaki
Name: Kunihisa Kawasaki
Title: Director

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT (this "Joinder Agreement") is made as of [●] by and between [●] (the "Joining Member") and Symphony Partners, LLC, a Delaware limited liability company (the "Company").

WHEREAS, the Joining Member is acquiring *[insert number of Membership Interests]* of the Company and, in connection therewith, the Joining Member has agreed to accept certain restrictions on the disposition of Membership Interests and certain rights and obligations with respect to the Membership Interests, upon the terms, conditions and provisions set forth in the Amended and Restated Limited Liability Company Agreement of the Company, dated as of March 4, 2026, by and among the Members party thereto and the Company (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Operating Agreement");

WHEREAS, the Joining Member has agreed to become a party to the Operating Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations and agreements set forth in this Joinder Agreement, the parties hereby agree as follows:

1. <u>Agreement to be Bound</u>. The Joining Member agrees that, upon the execution of this Joinder Agreement, such Joining Member will become a party to the Operating Agreement and will be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement, and such Joining Member will be deemed a "Member" thereunder for all purposes.

2. <u>Beneficial Ownership</u>. The Joining Member hereby represents and warrants to the Company and the other Members that, as of the date of execution of this Joinder Agreement, the Joining Member is the beneficial owner of [●] Shares of Berkley free and clear of all pledges, liens, charges, encumbrances and security interests of any kind, other than restrictions on transfer under applicable securities laws, and Joining Member has the power and right to vote or direct the voting of all such Shares.

3. <u>Notices</u>. The address, facsimile number and email address to which notices delivered pursuant to the Operating Agreement may be sent to the Joining Member are as follows:

[Signature Page to Symphony Partners, LLC LLCA]

A&R Symphony Partners, LLC LLCA

[_____]
[_____]
[_____]
Attention: [_____]
Email: [_____]

3.   Definitions; Interpretation and Construction. Capitalized terms used and not defined in this Joinder Agreement have the meanings ascribed to such terms in the Operating Agreement. The interpretation of this Joinder Agreement shall be governed by the rules of construction set forth in Section 1.2 of the Operating Agreement.

4.   Binding Effect; Benefit. This Joinder Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, representatives, successors and permitted assigns, including Permitted Transferees to the extent provided for in the Operating Agreement. This Joinder Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the parties hereto and the parties to the Operating Agreement and their heirs, representatives, successors and permitted assigns. To the maximum extent permitted by Law, and without limitation on any other rights of the parties, this Agreement shall be binding on each party's successors and assigns.

5.   Governing Law. This Joinder Agreement and any dispute arising hereunder, including with respect to the formation or validity hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Section 9.6 and Section 9.7 of the Operating Agreement shall apply, *mutatis mutandis*, to this Joinder Agreement.

6.   Severability. If any provision of this Joinder Agreement is held to be illegal, invalid or unenforceable under any present or future Law by a court of competent jurisdiction, then (a) such provision shall be fully severable, (b) this Joinder Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Joinder Agreement and (c) the remaining provisions of this Joinder Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

7.   Counterparts. This Joinder Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one instrument. Each party hereto may deliver its signed counterpart of this Joinder Agreement to the other parties by means of email or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Joinder Agreement as of the date first above written.

Symphony Partners, LLC

By: _____
     Name:
     Title:

[●], as the Joining Member

By: _____
     Name:
     Title: